Exhibit 1

Stock Symbol: AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS Q1 2010 RESULTS;
RECORD QUARTERLY REVENUE AND GOLD PRODUCTION;

MEADOWBANK MINE ACHIEVES COMMERCIAL PRODUCTION

Toronto (April 29, 2010) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $22.3 million, or $0.14 per share, for the first quarter of 2010.  This result includes a non-cash foreign currency translation loss of $8.9 million, or $0.06 per share, as well as a non-cash stock-based compensation expense of $17.3 million, or $0.11 per share.  In the first quarter of 2009, the Company reported net income of $54.3 million, or $0.35 per share.  A 105% increase in gold production and a similar increase in gross mine profit were more than offset by non-cash foreign currency translation losses, increased depreciation, non-cash stock-based compensation and the deferred tax provision.

First quarter 2010 cash provided by operating activities was $74.5 million (including an increase in working capital of $18.0 million), up from cash provided by operating activities of $48.8 million in the first quarter of 2009 (which included a decrease in working capital of $7.6 million).  This increase was largely due to gold production that was more than double that in the comparable period in 2009 and significantly higher metal prices for gold, zinc, silver and copper.

“Strong operating earnings and cash flows are being generated from our six gold mines.  Three of the mines are now operating at steady state and the other three are in the stage of final commissioning and optimization” said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “With internal expansions being studied for Pinos Altos, Meadowbank and Kittila, we are well positioned to continue to increase our gold reserves, gold production, earnings and cash flows.  Each of these important performance metrics should continue to grow on a per share basis” added Mr. Boyd.

First quarter 2010 highlights include:

•                  Six Operating Gold Mines — with the Meadowbank mine declaring commercial production as of March 1, 2010, Agnico-Eagle now has a portfolio of six operating mines

•                  Record Gold Production — record quarterly production of 188,232 ounces, despite a longer than expected maintenance shutdown at Kittila

•                  Good Cost Control Continues — minesite costs per tonne continue to be on target at the steady state mines; LaRonde, Goldex and Lapa.

•                  Improved Available Liquidity - subsequent to quarter end, issued $600,000,000 of unsecured long-term notes with all proceeds used to reduce amounts outstanding under the existing credit lines

Payable gold production(1) in the first quarter of 2010 was a record 188,232 ounces at total cash costs per ounce(2) of $443.  This compares with payable gold production of 91,812 ounces at total cash costs per ounce of $312 in the first quarter of 2009.  The increase in total cash costs per ounce in the first quarter of 2010 is mainly due to the higher costs at Kittila and Meadowbank as will be discussed in subsequent sections, and a stronger Canadian dollar, offset somewhat by a significant increase in gold production.

For full year 2010, both gold production and total cash costs are still expected to be in line with previous guidance of between 1.0 and 1.1 million ounces and $399 per ounce, respectively.

First Quarter 2010 Results Conference Call Webcast

The Company’s senior management will host a conference call on Friday, April 30, 2010 at 8:30 AM (E.S.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3417 or Toll-free 877-974-0446.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 877-289-8525, access code 4282479#.

(1) Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this press release.

The conference call replay will expire on Friday May 7, 2010.

The webcast along with presentation slides will be archived for 180 days on the website.

Annual and Special General Meeting (“AGM”)

The AGM will begin on Friday, April 30, 2010 at 11:00 am (E.S.T.).  The meeting will be held at Le Meridien King Edward Hotel, Vanity Ballroom located at 37 King Street East, Toronto, Canada.  During the meeting we will provide an overview of our strategy and growth objectives and our operating and financial results for the first quarter.  For those unable to attend in person, please see alternative listed below.

Via Telephone:

For those preferring to listen in only by telephone, please dial 416-644-3414 or Toll-free 800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 877-289-8525, access code 4278072#.

The conference call replay will expire on Friday May 7, 2010.

Cash Position Remains Strong — Notes Issuance Provides Additional Liquidity

Cash and cash equivalents decreased to $118.1 million at March 31, 2010 from the December 31, 2009 balance of $163.6 million.  All of the Company’s operating cash flow and a portion of its existing cash balances were used to reinvest in its gold growth projects and to return cash to the shareholders in the form of a dividend payment.  Agnico-Eagle has now paid a dividend for 28 consecutive years.

Capital expenditures in the first quarter of 2010 were $112.6 million, including $39.7 million at Meadowbank, $24.8 million at LaRonde, $19.8 million at Pinos Altos, $15.6 million at Kittila, $7.9 million at Lapa and $4.8 million on Goldex.

For 2010, there is no change to the capital expenditure estimates which are expected to total approximately $478 million.  With its cash balances, anticipated cash flows, available bank lines and increased debt capacity, Agnico-Eagle remains fully funded for the development and exploration of its current pipeline of gold projects in Canada, Finland, Mexico and the USA.

Subsequent to the end of the first quarter, the Company closed a private placement of $600 million of guaranteed senior unsecured notes due 2017, 2020 and 2022.  The notes have a weighted average maturity of 9.84 years and weighted average yield of 6.59%.  All of the proceeds were used to reduce the amount outstanding under its credit lines.  Available credit lines are now more than $750 million.

LaRonde Mine — Steady State Mine Continues With Strong Production and Cost Control Performance

The 100% owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Proven and probable gold reserves at LaRonde total approximately 4.8 million ounces from 34.4 million tonnes grading 4.4 grams per tonne (“g/t”).

The LaRonde mill processed an average of 7,372 tonnes per day (“tpd”) of ore in the first quarter of 2010, compared with an average of 7,203 tpd in the corresponding period of 2009.  LaRonde has been operating at a steady state of approximately 7,000 tpd for approximately seven years, since its last expansion in 2003.

Minesite costs per tonne(3) were approximately C$71 in the first quarter, in line with the C$72 per tonne experienced in the first quarter of 2009.  The consistent minesite cost performance is particularly noteworthy given that it was achieved despite industry cost pressures on labour and chemical reagents.

Net of byproduct credits, LaRonde’s total cash costs per ounce were $167 in the first quarter on production of 45,036 ounces of gold.  This compares favourably with the first quarter of 2009, when total cash costs per ounce were $294 on production of 51,339 ounces of gold.  The decrease in total cash costs is largely due to significantly higher byproduct metal prices, offset somewhat by a stronger Canadian dollar and lower gold production.  The decrease in ounces produced is due to lower grades mined to date in 2010, as expected.

Gold production in 2010 at LaRonde is expected to be approximately 180,000 ounces.  Post-2010, LaRonde is expected to produce an average of 324,000 ounces of gold per year through 2023, reflecting the higher gold grades at depth, where the deposit remains open.

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

Goldex Mine — Steady State Mine Continues Strong Performance

The 100% owned Goldex mine in northwestern Quebec began operation in 2008.  Proven and probable gold reserves total 1.6 million ounces from 24.7 million tonnes grading 2.0 g/t.

The Goldex mill processed an average of 7,410 tpd in the first quarter of 2010, continuing to exceed the design capacity for the plant of approximately 6,900 tpd.  During the first quarter of 2009, the plant processed 6,770 tpd.

Minesite costs per tonne at Goldex were approximately C$24 in the first quarter of 2010, slightly lower than the C$25 achieved in the first quarter of 2009 and reflecting continued optimization at this steady-state mine.  Agnico-Eagle believes this is one of the lowest cost hard rock underground mines in the world on a minesite cost per tonne basis.

Payable gold production in the first quarter of 2010 was 42,269 ounces at total cash costs per ounce of $375.  This compares to the first quarter of 2009 when gold production was 35,959 ounces at total cash costs per ounce of $338.  The increase in production is mainly due to improved mill recoveries and higher throughput.  The negative impact of the stronger Canadian dollar more than offset higher gold production and led to higher total cash costs in the 2010 period relative to the comparable period in 2009.

Gold production for 2010 is expected to be 164,000 ounces.  Life of mine average annual gold production is expected to be approximately 168,000 ounces per year through 2017.

The expansion of the mine from 6,900 tpd to at least 8,000 tpd was approved in 2009.  This project required additional infrastructure primarily in the crushing circuit, and minor additions to the mining fleet.  Installation of the permanent surface crusher is complete and the increased mining rate is expected to be realized in early 2011 as the underground mining advances enough to consistently provide sufficient ore to support the higher throughput.

Kittila Mine — Undergoing final mill optimization

The 100% owned Kittila mine in northern Finland achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 4.0 million ounces from 26.0 million tonnes grading 4.8 g/t.

The Kittila mill processed an average of 2,419 tpd in the first quarter of 2010.  As the mine achieved commercial production in May 2009, there is no comparable year-over-year period.  In the fourth quarter of 2009, Kittila processed an average of 2,728 tpd, with the lower production in the current quarter being primarily a result of a scheduled maintenance shutdown in the processing plant.  The shutdown lasted approximately two weeks longer than expected with the mill restarting on April 10, 2010.

Gold recoveries in the first quarter of 2010 averaged approximately 71%, down from the 76% achieved in the fourth quarter of 2009.   The lower recoveries were largely due to a series of process changes which were implemented in the first quarter of 2010.  The result of these changes are expected to lead to improving recoveries over the next several quarters as further optimization is achieved in the plant.

The current plan for improvement of the mill recoveries includes further ore characterization and blending, in coordination with additional laboratory testing.  The design rate of 83% mill recovery is expected to be achieved by the end of 2010.

Minesite costs per tonne at Kittila were approximately €64 in the first quarter, higher than the €46 achieved in the fourth quarter of 2009.  The cost performance in the current quarter was negatively impacted by the extended maintenance shutdown.

First quarter gold production at Kittila was 24,547 ounces at total cash costs per ounce of $735, compared to 35,270 ounces at cash costs per ounce of $464 in the fourth quarter of 2009.  The gold production was lower, largely due to the maintenance shutdown.  With lower production of gold, total cash costs per ounce rose accordingly.

Gold production in 2010 is expected to be approximately 147,000 ounces.  Life of mine average gold production is expected to be approximately 150,000 ounces per year through 2024.

A study is underway examining the possibility of increasing the production rate at Kittila reflecting the continued growth of the reserve base.  Results of the study are expected to be released in 2011.

Lapa — Strong Tonnage And Cost Performance

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Proven and probable gold reserves total approximately 0.8 million ounces from 3.2 million tonnes grading 8.2 g/t.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,432 tpd, which was a higher rate than expected (there is no corresponding year-over-year period for 2009 as the mine became commercial in May 2009).  This rate is approximately 20% higher than the 1,188 tpd achieved in the fourth quarter of

2009.  The design rate for the mill is 1,500 tpd and is expected to be achieved in the second quarter of 2010.

Minesite costs per tonne were C$123 in the first quarter of 2010, significantly lower than the C$148 achieved in the fourth quarter of 2009, due to the increased production tonnage.

Payable production in the first quarter of 2010 was 31,553 ounces of gold at total cash costs per ounce of $489. This compares to 22,590 ounces of gold in the fourth quarter of 2009 at total cash cost per ounce of $608.  Like minesite costs, total cash costs have declined as operating efficiencies are achieved through optimization, offset somewhat by a stronger Canadian dollar.

Payable production in 2010 is expected to be approximately 116,000 ounces of gold, approximately the same rate as expected annually over the life of mine through 2015.

Pinos Altos — Ramp-up Continues With Improved Results.  Additional Filter Capacity Expected in Q3

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.  Proven and probable reserves, including the stand-alone Creston Mascota deposit, total 3.4 million ounces of gold and 94 million ounces of silver from 42.0 million tonnes of ore grading 2.5 g/t of gold and 69 g/t silver.

The Pinos Altos mill processed an average of 2,418 tpd in the first quarter of 2010, representing a significant improvement over the prior quarter (1,863 tpd) as the ramp up to the design rate of 4,000 tpd continues.  Mill throughput improved every month in the first quarter and the mill averaged more than 4,000 tpd in the first three weeks of April 2010.

Additional tailings filtration capacity is expected to be installed during the third quarter of 2010 which should further de-bottleneck the system and provide additional capacity for a proposed increase in throughput.

Minesite costs per tonne were $34 in the first quarter of 2010, compared to $28 in the fourth quarter of 2009.  These fourth quarter 2009 costs were unusually low, mainly due to stockpile adjustments prior to the declaration of commercial production in November 2009.  The life of mine minesite costs are expected to be approximately $40 per tonne reflecting the increasing contribution from the higher cost underground mine.   The first underground stopes are expected to be extracted in the second quarter of 2010.  Accelerated stripping of waste in the open pit mine will commence in the second quarter of 2010 resulting in higher expenses for the balance of the year.

Payable production in the first quarter of 2010 was 26,228 ounces of gold at total cash costs per ounce of $436. This compares favourably with the prior quarter which had payable gold production of 12,944 ounces (9,565 ounces commercial) at total cash costs per ounce of gold of $596.

Payable production in 2010 is expected to be 151,000 ounces of gold and 1.6 million ounces of silver.

Life of mine average gold production is expected to be approximately 170,000 ounces per year through 2028, including production from Creston Mascota.  Over this period, annual silver production is expected to average 2.5 million ounces.

Site clearing, basic engineering, and early construction activities have commenced at the nearby Creston Mascota project which is expected to achieve commercial production in the first quarter of 2011.

Further exploration is underway and the Company is anticipating the eventual development of several other satellite deposits on the Pinos Altos concession package including the Sinter, Cubiro and San Eligio zones.

Meadowbank — Sixth Mine Achieves Commercial Production

The 100% owned Meadowbank mine project in Nunavut, Canada, achieved commercial production in March 2010.  Proven and probable gold reserves total 3.7 million ounces from 32.2 million tonnes grading 3.5 g/t.

For the month of March 2010, the Meadowbank mill processed an average of 6,397 tpd.  Gold recovery in the plant averaged approximately 85% for the month.  Recoveries are expected to average 93% in 2010.  Minesite costs per tonne were C$93 and are expected to decline and average C$68 for 2010 as the mine continues to ramp up to its design production rate of 8,500 tpd in the second quarter of 2010.  A portable crusher will be installed in the second quarter which will facilitate the higher throughput.

Payable production during the first quarter of 2010 was 18,599 ounces of gold, of which 1,084 ounces were non-commercial.  Total cash costs per ounce were $840 and are expected to decline as the mine and mill operations are optimized and production increases.

Gold production in 2010 is expected to be approximately 300,000 ounces.  Life of mine average annual gold production is expected to be approximately 350,000 ounces through 2019.

A study is underway to examine the possibility of increasing the production rate at Meadowbank from 8,500 tpd to 10,000 tpd.  The study is scheduled to be completed mid-year 2010.  If the Company proceeds with the expansion, it is expected that the increased rate could be achieved by year end 2012.

Mine Tour and Grand Opening Ceremony

Agnico-Eagle will be hosting a day trip for analysts and investors to Meadowbank, located in Nunavut in the Canadian Arctic, on June 17 2010.  Interested parties should contact Hazel Winchester at hwinchester@agnico-eagle.com, or 416 847 3717.   All presentation materials will also be posted on the Company’s website.

New Investor and Analyst Tool

Agnico-Eagle is pleased to announce a new interactive research tool on the Company’s website, called “Financial and Operating Database”.  It is located under the Investor Centre area of the Agnico-Eagle website.

The purpose of the tool is to provide investors, analysts and other stakeholders with greater, more efficient access to Agnico-Eagle’s financial and operating figures, all in a centralized location.

With this tool users can:

•            View financial and operating figures for the past 5 years in a single stream of data

•            Information can be viewed on a quarterly and annual basis

•            Operating metrics include key supplementary information such as production, grades, cash costs, reserves, capital expenditures, etc.

•            To facilitate analysis of the data, the ratios tab provides a large set of generally accepted financial ratios, as well as their definitions

•            Most ratios and fundamental data can be graphed within the investor tool, giving the user the ability to combine numerous relevant metrics on a single scale

•            All data can be exported to Excel for further analysis

User feedback, as well as data specific enquiries should be directed to Dmitry Kushnir at dkushnir@agnico-eagle.com, or 416-847-8665.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 28 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis, Unaudited)

	Three months ended March 31,
	2010	2009
Gross mine profit (exclusive of amortization shown below) (Note 1)
LaRonde	$45,387	$37,647
Goldex	26,423	18,466
Lapa	21,273	—
Kittila	11,470	—
Pinos Altos	12,631	—
Meadowbank (Note 2)	2,171	—
Total gross mine profit	119,355	56,113
Amortization	30,503	12,130
Corporate	47,578	14,647
Income before tax	41,274	29,336
Tax provision	18,942	(25,005)
Net earnings	$22,332	$54,341
Net earning per share	$0.14	$0.35
Operating cash flow	$92,531	$48,823
Realized price per sales volume (US$):
Gold (per ounce)	$1,111	$969
Silver (per ounce)	$17.87	$13.53
Zinc (per tonne)	$2,235	$1,213
Copper (per tonne)	$7,288	$4,110
Payable production:
Gold (ounces)
LaRonde	45,036	51,339
Goldex	42,269	35,959
Lapa	31,553	—
Kittila	24,547	4,514
Pinos Altos	26,228	—
Meadowbank (Note 2)	18,599	—
Total gold (ounces)	188,232	91,812
Silver (000s ounces)
LaRonde	875	1,029
Pinos Altos	222	—
Meadowbank (Note 2)	2	—
Total silver (000s ounces)	1,099	1,029
Zinc (tonnes)	14,224	13,291
Copper (tonnes)	1,052	1,682
Payable metal sold:
Gold (ounces — LaRonde)	45,240	53,516
Gold (ounces — Goldex)	37,863	30,901
Gold (ounces — Lapa)	34,193	—
Gold (ounces — Kittila)	30,674	—
Gold (ounces — Pinos Altos)	20,965	—
Gold (ounces — Meadowbank) (Note 2)	7,103	—
Silver (000s ounces — LaRonde)	775	1,012
Silver (000s ounces — Pinos Altos)	221	—
Zinc (tonnes)	14,529	17,057
Copper (tonnes)	1,047	1,686
Total cash costs per ounce of gold (Note 3):
LaRonde	$167	$294
Goldex	$375	$338
Lapa	$489	—
Kittila	$735	—
Pinos Altos	$436	—
Meadowbank (Note 2)	$840	—
Weighted average total cash costs per ounce	$443	$312

Note 1

Gross mine profit is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

Meadowbank achieved commercial production as of March 1, 2010.  Payable production includes commercial production ounces of 17,515 since March 1, 2010 and non-commercial production was 1,084 ounces.

Note 3

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see Note 1 to the financial statements.  See also “Note Regarding Certain Measures of Performance”.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at March 31, 2010	As at December 31, 2009
ASSETS
Current
Cash and cash equivalents	$118,052	$163,593
Trade receivables	73,181	93,570
Inventories:
Ore stockpiles	65,299	41,286
Concentrates	47,413	31,579
Supplies	92,559	100,885
Other current assets	192,720	173,127
Total current assets	589,224	604,040
Other assets	39,522	33,641
Future income and mining tax assets	27,705	27,878
Property, plant and mine development	3,653,294	3,581,798
	$4,309,745	$4,247,357
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$136,751	$155,432
Dividends payable	—	28,198
Interest payable	1,327	1,666
Income taxes payable	8,425	4,501
Total current liabilities	146,503	189,797
Long term debt	735,000	715,000
Fair value of derivative financial instruments	549	663
Reclamation provision and other liabilities	100,652	96,255
Future income and mining tax liabilities	521,908	493,881

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 156,806,040 (December 31, 2009 — 156,655,056)	2,382,168	2,378,759
Stock options	84,155	65,771
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	238,490	216,158
Accumulated other comprehensive income	60,296	51,049

Total shareholders’ equity	2,805,133	2,751,761
	$4,309,745	$4,247,357

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2010	2009

REVENUES
Revenues from mining operations	$237,583	$105,831
Interest and sundry income	827	4,693
Gain on sale of available-for-sale securities	346	194
	238,756	110,718
COSTS AND EXPENSES
Production	118,227	49,718
Exploration and corporate development	7,504	6,249
Amortization	30,503	12,130
General and administrative	28,430	18,800
Provincial capital tax	(587)	1,109
Interest	4,504	869
Foreign currency loss (gain)	8,901	(7,493)
Income before income, mining and federal capital taxes	41,274	29,336
Income and mining tax expense (recovery)	18,942	(25,005)

Net income for the period	$22,332	$54,341

Net income per share — basic	$0.14	$0.35
Net income per share — diluted	$0.14	$0.35

Weighted average number of shares outstanding (in thousands)
Basic	156,692	155,184
Diluted	159,093	157,196

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2010	2009
Operating activities
Net income for the period	$22,332	$54,341
Add (deduct) items not affecting cash:
Amortization	30,503	12,130
Future income and mining taxes	13,095	(25,138)
Gain on sale of available-for-sale securities	(346)	(194)
Amortization of deferred costs and other	26,947	36
Changes in non-cash working capital balances
Trade receivables	20,389	(15,197)
Income taxes payable	3,924	(593)
Inventories	(25,542)	1,923
Other current assets	(2,686)	29,920
Interest payable	(339)	402
Accounts payable and accrued liabilities	(13,786)	(8,807)
Cash provided by operating activities	74,491	48,823

Investing activities
Additions to property, plant and mine development	(112,563)	(155,347)
Acquisition, investments and other	(5,642)	490
Cash used in investing activities	(118,205)	(154,857)

Financing activities
Dividends paid	(26,830)	(27,132)
Repayment of capital lease and other	(1,539)	(362)
Long term debt	20,000	215,000
Sales-leaseback financing	3,005	—
Proceeds from common shares issued	3,718	28,941
Cash provided by (used in) financing activities	(1,646)	216,447

Effect of exchange rate changes on cash and cash equivalents	(181)	(1,419)

Net increase (decrease) in cash and cash equivalents during the period	(45,541)	108,994
Cash and cash equivalents, beginning of period	163,593	99,381

Cash and cash equivalents, end of period	$118,052	$208,375

Other operating cash flow information:
Interest paid during the period	$8,722	$1,522
Income, mining and capital taxes paid during the period	$1,497	1,747

Note 1  The following tables provide a reconciliation, on an individual mine basis, of the total cash costs per ounce of gold produced and minesite costs per tonne to production costs as set out the interim consolidated financial statements:

Total Cash Costs per Ounce of Gold By Mine

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
Total Production costs per Consolidated Statements of Income	$118,227	$49,718

Attributable to LaRonde	45,482	38,247
Attributable to Goldex	13,800	11,471
Attributable to Lapa	16,379	—
Attributable to Kittila	23,018	—
Attributable to Pinos Altos	13,849	—
Attributable to Meadowbank	5,699	—
Total	$118,227	$49,718

LaRonde
Production costs	$45,482	$38,247
Adjustments:
Byproduct revenues	(38,391)	(24,046)
Inventory adjustment(i)	763	1,192
Non-cash reclamation provision	(335)	(274)
Cash operating costs	$7,519	$15,119
Gold production (ounces)	45,036	51,339
Total cash costs (per ounce)(ii)	$167	$294

Goldex
Production costs	$13,800	$11,471
Adjustments:
Inventory adjustment(i)	2,102	743
Non-cash reclamation provision	(54)	(47)
Cash operating costs	$15,848	$12,167
Gold production (ounces)	42,269	35,959
Total cash costs (per ounce)(ii)	$375	$338

Lapa
Production costs	$16,379	$—
Adjustments:
Inventory adjustment(i)	(926)	—
Non-cash reclamation provision	(14)	—
Cash operating costs	$15,439	$—
Gold production (ounces)	31,553	—
Total cash costs (per ounce)(ii)	$489	$—

Kittila
Production costs	$23,018	$—
Adjustments:
Byproduct revenues	(25)	—
Inventory adjustment(i)	(4,849)	—
Non-cash reclamation provision	(99)	—
Cash operating costs	$18,045	$—
Gold production (ounces)	24,547	—
Total cash costs (per ounce)(ii)	$735	$—

Pinos Altos
Production costs	$13,849	$—
Adjustments:
Byproduct revenues	(3,687)	—
Inventory adjustment(i)	1,493	—
Non-cash reclamation provision	(214)	—
Cash operating costs	$11,441	$—
Gold production (ounces)	26,228	—
Total cash costs (per ounce)(ii)	$436	$—

Meadowbank
Production costs	$5,699	$—
Adjustments:
Byproduct revenues	(26)	—
Inventory adjustment(i)	9,161	—
Non-cash reclamation provision	(127)	—
Cash operating costs	$14,707	$—
Gold production (ounces)	17,515	—
Total cash costs (per ounce)(ii)	$840	$—

Minesite Cost per Tonne

(thousands of dollars, except where noted)	Three months ended March 31, 2010	Three months ended March 31, 2009
LaRonde
Production costs	$45,482	$38,247
Adjustments:
Inventory adjustments (iii)	763	(1,028)
Non-cash reclamation provision	(335)	(274)
Minesite operating costs (US$)	$45,910	$36,945
Minesite operating costs (C$)	$47,078	$46,495
Tonnes of ore milled (000s)	664	648
Minesite cost per tonne (C$) (iv)	$71	$72
Goldex
Production costs	$13,800	$11,471
Adjustments:
Inventory adjustments (iii)	2,102	743
Non-cash reclamation provision	(54)	(47)
Minesite operating costs (US$)	$15,848	$12,167
Minesite operating costs (C$)	$16,313	$15,193
Tonnes of ore milled (000s)	667	609
Minesite cost per tonne (C$) (iv)	$24	$25
Lapa
Production costs	$16,379	$—
Adjustments:
Inventory adjustments (iii)	(926)	—
Non-cash reclamation provision	(14)	—
Minesite operating costs (US$)	$15,439	$—
Minesite operating costs (C$)	$15,832	$—
Tonnes of ore milled (000s)	129	—
Minesite cost per tonne (C$) (iv)	$123	$—
Kittila
Production costs	$23,018	$—
Adjustments:
Inventory adjustments (iii)	(4,849)	—
Non-cash reclamation provision	(99)	—
Minesite operating costs (US$)	$18,070	$—
Minesite operating costs (EUR)	€13,915	€—
Tonnes of ore milled (000s)	218	—
Minesite cost per tonne (EUR) (iv)	€64	€—
Pinos Altos
Production costs	$13,849	$—
Adjustments:
Inventory adjustments (iii)	1,493	—
Non-cash reclamation provision	(214)	—
Minesite operating costs (US$)	$15,128	$—
Tonnes of ore processed (000s)	450	—
Minesite cost per tonne (US$) (iv)	$34	$—
Meadowbank
Production costs	$5,699	$—
Adjustments:
Inventory adjustments (iii)	9,161	—
Non-cash reclamation provision	(127)	—
Minesite operating costs (US$)	$14,733	$—
Minesite operating costs (C$)	$15,117	$—
Tonnes of ore milled (000s)	163	—
Minesite cost per tonne (C$) (iv)	$93	$—

(i)

Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)

Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)	This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)

Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data (as at December 31, 2009)

	Au	Ag	Cu	Zn	Pb	Au (000s	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	oz.)	(000s)
Proven Mineral Reserve
Goldex (underground)	2.02					339	5,217
Kittila (open pit)	3.71					30	255
Kittila (underground)	3.81					0	1
Kittila total proven	3.71					31	257
Lapa (underground)	8.33					240	897
LaRonde (underground)	2.34	61.95	0.26	3.31	0.39	358	4,755
Meadowbank (open pit)	4.57					88	600
Pinos Altos (open pit)	1.51	26.35				43	880
Subtotal Proven Mineral Reserve	2.71					1,098	12,605

Probable Mineral Reserve
Goldex (underground)	2.06					1,291	19,524
Kittila (open pit)	5.05					496	3,053
Kittila (underground)	4.80					3,499	22,651
Kittila total probable	4.83					3,994	25,704
Lapa (underground)	8.09					603	2,319
LaRonde (underground)	4.72	27.89	0.29	1.16	0.09	4,492	29,625
Meadowbank (open pit)	3.51					3,567	31,600
Pinos Altos (open pit)	2.05	49.30				1,195	18,101
Pinos Altos (underground)	2.92	86.87				2,158	22,979
Pinos Altos total probable	2.54	70.31				3,353	41,080
Subtotal Probable Mineral Reserve	3.59					17,300	149,852
Total Proven and Probable Mineral Reserves	3.52					18,398	162,458

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.79					220
Kittila (underground)	2.19					20,550
Lapa (underground)	4.63					1,672
LaRonde (underground)	1.85	24.94	0.13	1.52	0.15	6,482
Meadowbank (open pit)	2.34					40,981
Meadowbank (underground)	5.23					1,388
Meadowbank total indicated	2.43					42,369
Pinos Altos (open pit)	0.67	8.30				6,990
Pinos Altos (underground)	1.11	41.78				8,679
Pinos Altos total indicated	0.91	26.84				15,668
Swanson (open pit)	1.93					504
Total Indicated Resource	2.18					89,584

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (underground)	7.45					1,667
Ellison (underground)	5.81					786
Goldex (underground)	2.37					10,540
Kittila (underground)	3.42					5,350
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (underground)	7.90					393
LaRonde (underground)	3.93	11.34	0.27	0.43	0.04	10,942
Meadowbank (open pit)	2.54					9,166
Meadowbank (underground)	6.12					16
Meadowbank total inferred	2.54					9,182
Pinos Altos (open pit)	1.02	15.33				11,655
Pinos Altos (underground)	2.42	43.41				4,018
Pinos Altos total inferred	1.38	22.53				15,673
Total Inferred Resource	2.82					56,457

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this news release has been prepared as at April 29, 2010. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, metal production, life of mine horizons, commencement of production estimates, the estimated timing of scoping studies, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United  States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 17, 2010 were based on three-year average prices for the period ending December 31, 2009 of $848 per ounce gold, $14.35 per ounce silver, $1.03 per pound zinc, $2.91 per pound copper, $0.97 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.41 and 11.85, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico- Eagle	Date of most recent Technical Report (NI 43- 101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	March 4, 2010
Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	March 25, 2009
Meadowbank, Nunavut, Canada	Open Pit: Bruno Perron Ing., Meadowbank Superintendent of geology Underground: Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2009. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news release dated December 16, 2009.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements of the Company for the period ended March 31, 2010 contained herein.